SandRidge Energy, Inc.

1 E. Sheridan Ave., Suite 500

Oklahoma City, Oklahoma 73104

August 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell

Re:	SandRidge Energy, Inc.

Registration Statement on Form S-3

Filed August 4, 2022

File No. 333- 266522

Dear Mr. Purcell:

Pursuant to Rules 460 and 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, SandRidge Energy, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on August 17, 2022, or as soon thereafter as practicable.

Please call Michael J. Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

SANDRIDGE ENERGY, INC.

By:	/s/ Grayson Pranin
Name: Grayson Pranin
Title: President, Chief Executive Officer and Chief Operating Officer

cc:    Michael J. Blankenship, Winston & Strawn LLP